Exhibit 7.1

JOINT FILING AGREEMENT

Each of Bay City Capital LLC, Bay City Capital Management V LLC, Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. hereby express its agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Hyperion Therapeutics, Inc. is filed on behalf of each of them.

Date: August 2, 2012

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.